Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES INC. ANNOUNCES THE CLOSING OF A
BOUGHT DEAL OF COMMON SHARES

MONTREAL, June 1st, 2006 - Richmont Mines Inc. (TSX: RIC; AMEX: RIC) ("Richmont Mines") has today closed its previously announced bought deal of 3,100,000 common shares at a price of $4.90 per common share, for gross proceeds of approximately $15.2 million. The offering was underwritten by a syndicate of underwriters.

The net proceeds of the offering will be used to fund Richmont Mines' Canadian exploration and development program and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Certain statements in this release are forward-looking. These statements are based on Richmont Mines' current expectations and involve many risks and uncertainties. Richmont Mines undertakes no obligation to publicly update or revise any forward looking statements contained herein.

Martin Rivard
President and Chief Executive Officer

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex

Web site: www.richmont-mines.com